

December 14, 2023

Jeff Radke
Chief Executive Officer
Accelerant Holdings
c/o Accelerant Re (Cayman) Ltd.
Unit 106, Windward 3, Regatta Office Park
West Bay Road, Grand Cayman

> **Re: Accelerant Holdings**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 29, 2023**
> **CIK No. 0001997350**

Dear Jeff Radke:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

Amendment No.1 to Draft Registration Statement on Form S-1 filed November 29, 2023

Summary Accelerant Holdings Historical Consolidated Financial Data, page 18

1. We note your response to prior comment 11 and revised disclosures. Your measures for "organic revenue" and the related "organic revenue growth rate" appear to represent non-GAAP financial measures. Please revise to label these as non-GAAP financial measures and provide the required disclosures.

We rely on third parties to perform key functions of our business operations , page 34

2. We note your response to prior comment 25. Please supplementally advise us how you determined VantagePoint and Soteria are not key third-party vendors on which your business is dependent.

Technology and development operating expenses, page 81

3. We note your response to prior comment 19 that management expects the annual expenditure on the development of the Risk Exchange Technology as a percentage of Exchange Written Premium to increase over the medium term. We also note your disclosure on page 81 that you expect that your technology and development costs will continue at a similar level for at least several years as you continue to dedicate substantial investment to the development of your Risk Exchange. Please revise your disclosure to reconcile these two statements. Make appropriate updates to your disclosure related to key factors impacting your performance, where technology development is described as a key factor.

Segment Information , page 94

4. We note your response to prior comment 32. We also note your disclosure in footnote 2 to the revenue table on page 95 and the revenue table on page F-77 that ceding commissions income (adjustments) includes the effect of sliding scale adjustments. Please revise here, and elsewhere in the document where sliding scale adjustments are discussed, to quantify the sliding scale adjustments for the nine months ended September 30, 2023 and 2022, as applicable.

Investment Portfolio, page 108

5. We note your response to prior comment 1, and your disclosure related to equity price risks on page 120. Revise your disclosure, either in this section, or elsewhere, to disclose any concentrations of investments in the equity securities in your portfolio, including both sectors, industries, or individual companies.

6. We note your response to prior comment 1, bullet point 4. Please disclose the material terms of the investment management agreements, including the identities of the parties to the agreements, the compensation structure with the investment managers, any minimum amount of assets required to be covered under the agreement, and term and termination provisions.

Member Case Studies, page 132

7. We note your response to prior comment 28. Please disclose whether the performance of these two examples is representative of new members who joined during the same time periods. For example, you state that within two years of joining the platform, Member B nearly doubled its annual premiums and considerably reduced its loss ratio. Your disclosure should make clear whether Member B's performance is representative of new members who joined during the same time period.

       Please contact William Schroeder at 202-551-3294 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Finance

cc: Robert A. Ryan, Esq.